77 C - Matters submitted to a vote of security holders

The Joint Annual Meeting of Shareholders of the Common Shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust/FIDAC Mortgage Income Fund, First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II, First Trust Tax-Advantaged Preferred Income Fund, First Trust Specialty Finance and Financial Opportunities Fund and First Trust Active Dividend Income Fund was held on April 16, 2009. At the Annual Meeting, Independent Trustees Richard E. Erickson and Thomas R. Kadlec were elected by holders of the Common Shares of the Fund as Class II Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2012. The number of votes cast in favor of Dr. Erickson was 5,378,900, the number of votes against was 241,695 and the number of abstentions was 841,626. The number of votes cast in favor of Mr. Kadlec was 5,383,317, the number of votes against was 237,278 and the number of abstentions was 841,626. There were no votes against Dr. Erickson or Mr. Kadlec. James A. Bowen, Robert F. Keith and Niel B. Nielson are the current and continuing Trustees.